08032219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 SOUTH BISCAYNE BLVD. SUITE 1742
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY J. YARUS (305) 371-2722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

6401 GALLOWAY ROAD SUITE 207	MIAMI	FLORIDA	33173
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 28 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 26 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY J. YARUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED CAPITAL CORPORATION, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RODNEY C. SHRADER
MY COMMISSION # DD 796803
EXPIRES: June 11, 2012
Bonded Thru Notary Public Underwriters

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

DIVERSIFIED CAPITAL CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2008

DIVERSIFIED CAPITAL CORPORATION

CONTENTS

**Finkelstein
Brown
Nemet
& Rothchild, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Diversified Capital Corporation

We have audited the accompanying balance sheet of Diversified Capital Corporation for the fiscal year ended June 30, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Capital Corporation as of June 30, 2008, and the results of its operations and its cash flows for the fiscal year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 22, 2008

DIVERSIFIED CAPITAL CORPORATION
BALANCE SHEET
JUNE 30, 2008

ASSETS

Cash	$ 24,210	
Commissions Receivable - Mutual Funds and Variable Annuities	4,213	
Investments, At Market	287,804	
Prepaid Income Taxes	421	
Prepaid Expenses	4,905	
Computer Equipment & Software, Less Accumulated Depreciation of $3,240	0	$ 321,553

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions Payable	$ 3,655	
Deferred Income Taxes	15,073	
Income Taxes Payable	563	$ 19,291
STOCKHOLDERS' EQUITY:		
Common Stock - Authorized 1,000,000 Shares $.001 Par Value, Issued and Outstanding 200,000 Shares	200	
Paid In Capital In Excess of Par Value	9,800	
Retained Earnings	292,262	302,262
		$ 321,553

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 30, 2008

REVENUE:		
Commissions Earned	$ 51,957	
Advisory Fees	88,305	
Dividend and Interest Income	7,540	
Other Income	35,000	$ 182,802
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Bank Charges	310	
Commissions	43,070	
Consulting Fees	53,983	
Computer Expenses	6,411	
Directors Fees	3,000	
Dues and Subscriptions	3,244	
Insurance	303	
Management Fees	24,000	
Office and Miscellaneous Expenses	13,762	
Payroll Taxes	639	
Professional Fees	5,500	
Registration Fees and Taxes	1,670	
Seminars	2,250	
Travel	4,679	
Wages	7,500	170,321
INCOME FROM OPERATIONS		12,481
OTHER INCOME(EXPENSES):		
Loss on Mark to Market – Securities Held for Investment		(58,023)
LOSS BEFORE INCOME TAXES		(45,542)
PROVISION FOR INCOME TAXES:		
Deferred Tax Expense (Benefit)	(22,078)	
Current Tax Expense	1,437	(20,641)
LOSS		$ (24,901)

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2008

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JULY 1, 2007	$ 200	$ 9,800	$ 317,163	$ 327,163
NET LOSS	-	-	(24,901)	(24,901)
STOCKHOLDERS' EQUITY JUNE 30, 2008	$ 200	$ 9,800	$ 292,262	$ 302,262

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (24,901)
Adjustments To Reconcile Income To Net Cash Used In Operating Activities:	
Loss On Investments Net of Related Deferred Income Taxes	35,943
Decrease in Receivables From Broker	20,189
Increase in Prepaid Expenses	(1,416)
Increase in Commissions Payable	(3,884)
Increase in Income Tax Payable	563
Decrease in Commission Receivables	4,948
Total Adjustments	56,343
Net Cash Flow Provided By Operating Activities	31,442
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Stocks	(12,551)
Net Cash Used in Investing Activities	(12,551)
INCREASE IN CASH	18,891
CASH BALANCE - JULY 1, 2007	5,319
CASH BALANCE - JUNE 30, 2008	$ 24,210
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	760
Cash paid during the year for interest	-0-

DISCLOSURE OF ACCOUNTING POLICY:

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED JUNE 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The Company operates as a broker/dealer and is thus, registered with the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities. The company is located in, and operates throughout, South Florida.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the aggregate indebtedness as defined shall not exceed fifteen times net capital, as defined. At June 30, 2008, the Company's net capital was $243,010 and the "Required Net Capital" as defined was $5,000. The ratio of "Aggregate Indebtedness" to Net Capital was 7.93%.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - INCOME TAXES:

Income taxes are calculated based on the tax effect of transaction reported in the financial statements. The provision on the Statement of Operations consists of taxes paid currently plus deferred taxes as described in Note 3.

Current income tax expense consists of:

State	$ 442
Federal	995
	$ 1,437

NOTE 3 - DEFERRED INCOME TAXES:

Deferred income taxes are provided to reflect timing differences in reporting results of operations for financial statement and income tax purposes. Timing differences, resulting from the income tax effect of unrealized gains on investment securities, are as follows:

Deferred income tax credit:

State	$ (3,191)
Federal	(18,887)
	$ (22,078)

The deferred income tax liability is due to the cumulative result of those same timing differences.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company occupies office space at the facilities of its 50% shareholder on a month-to-month basis. The shareholder provides office facilities, telephone service, administrative and clerical personnel and various administration services for a total of $2,500. The management fee of $24,000 was paid to a corporation owned by a 50% shareholder. The commission expense of $43,070 includes $12,312 paid to a 50% shareholder. The consulting expense of $52,983 was paid to a 50% shareholder.

SUPPLEMENTARY INFORMATION

DIVERSIFIED CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
JUNE 30, 2008

CREDITS:		
Stockholders' Equity		$ 302,262
Deferred Income Taxes Related to Unrealized Appreciation of Investments Subject to Haircut		9,125
TOTAL CREDITS		311,387
DEBITS:		
Commission Receivables		4,213
Prepaid Expenses		5,326
		9,539
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		301,848
Haircuts on Securities Position:		
Investment Securities	$ 43,170	
Money Market Fund	283	
Undue Concentration	15,385	58,838
NET CAPITAL		243,010
MINIMUM NET CAPITAL REQUIREMENT:		
6-2/3% of Aggregate Indebtedness of $19,291 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 238,010
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		7.93%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Commissions Payable		$ 3,655
Deferred Income Tax Payable		15,073
Income Taxes Payable		563
		$ 19,291

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (I) - All required transactions would be through a special account for the exclusive benefit of customers but the company had no such transactions during previous years.

See Accompanying Accountants' Report

DIVERSIFIED CAPITAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
JUNE 30, 2008

NET CAPITAL PER COMPUTATION (Page 9)	$ 243,010
Adjustments:	
Deferred Income Tax Payable	(13,375)
Haircut Adjustment	(62)
Income Taxes Payable	563
Accrued Expenses	(26)
Deferred Income Taxes Related to Unrealized Appreciation of Investments Subject to Haircut	3,222
	9,678
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 233,332

SUBORDINATED DEBT

The Company did not have subordinated debt as of June 30, 2008 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5 (e) (4)

To the Board of Directors
Diversified Capital Corporation

As a result of our audit of Diversified Capital Corporation for the fiscal year ended June 30, 2008, the Company is entitled to continue taking the SIPC exemption due to the type of business engaged in such as limiting their income to sales of mutual funds and insurance products.

Finkelstein Brown Nemet & Rothchild PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 22, 2008

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ **Miami**
☐ **Plantation**

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Diversified Capital Corporation

In planning and performing our audit of the financial statements of Diversified Capital Corporation for the fiscal year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

To the Board of Directors
Diversified Capital Corporation

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

To the Board of Directors
Diversified Capital Corporation

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 22, 2008

END